Buenos Aires, March 9th, 2020

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: Relevant Event. Convening of a Shareholders’ Meetings.

Dear Sirs:

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) to inform that on the date hereof the Board of Directors of the Company resolved to convene an: (i) Extraordinary General Shareholders’ Meeting for April 7th, 2020 at 11 am and (ii) Ordinary and Extraordinary General Shareholders’ Meeting for April 29th, 2020 at 11 am for its first call, and the Ordinary Meeting at 12 pm for its second call. Both meetings will be held at the Company offices located in Maipú 1, City of Buenos Aires,

Sincerely,

Victoria Hitce

Head of Market Relations